As filed with the Securities and Exchange Commission on July 26, 1999


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                      First Tennessee National Corporation
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                Tennessee                                  62-0803242
----------------------------------------       ---------------------------------
(State of Incorporation or Organization)       (IRS Employer Identification No.)

         165 Madison Avenue
         Memphis,  Tennessee                                             38103
----------------------------------------                              ----------
(Address of Principal Executive Offices)                              (Zip Code)


If  this   form   relates   to  the          If  this   form   relates   to  the
registration    of   a   class   of          registration    of   a   class   of
securities   pursuant   to  Section          securities   pursuant   to  Section
12(b)  of the  Exchange  Act and is          12(g)  of the  Exchange  Act and is
effective   pursuant   to   General          effective   pursuant   to   General
Instruction A.(c), please check the          Instruction A.(d), please check the
following box. [x]                           following box. [ ]

Securities Act registration statement file number to which this form relates: _________________
          (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:


    Title of Each Class                           Name of Each Exchange on Which
    to be so Registered                           Each Class is to be Registered
    -------------------                           ------------------------------

Common Stock, par value $0.625                    New York Stock Exchange, Inc.
Shareholder Protection Rights                     New York Stock Exchange, Inc.


Securities to be registered pursuant to Section 12(g) of the Act:

                                 Not Applicable
                                ----------------
                                (Title of Class)

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         Common Stock. The authorized capital stock of First Tennessee National Corporation (the "Company") currently consist of 400,000,000 shares of Common Stock, $0.625 par value (the "Common Stock") and 5,000,000 shares of preferred stock, without par value (the "Preferred Stock").

         As of July 14, 1999, there were 131,010,475 shares of Common Stock outstanding. There are currently no shares of Preferred Stock outstanding. The Board of Directors of the Company (the "Board") is authorized, without further action by the shareholders, to provide for the issuance of up to 5,000,000 shares of Preferred Stock, from time to time in one or more series and, with respect to each such series, has the authority to fix the powers (including voting power), designations, preferences and relative, participating, participating, optional or other special rights and the qualifications, limitations or restrictions thereof.

         As of July 14, 1999, approximately 26 million shares of Common Stock were reserved for issuance under various employee stock plans and the Company's dividend reinvestment plan. Although shares have been reserved for issuance under the employee stock plans, the plans generally permit the Company to repurchase shares on the open market or privately for issuance under such plans. The Board has authorized management to repurchase shares from time to time for the plans. A total of 1.9 million shares were repurchased and 2.1 million shares were issued for the plans in 1998. Pursuant to Board authority, the Company plans to continue to purchase shares from time to time for the plans and will evaluate the level of capital and take action designed to generate or use capital as appropriate for the interest of the shareholders. Also, the Company has on file with the SEC an effective shelf registration pursuant to which it may offer from time to time, at its discretion, senior or subordinated debt securities, preferred stock, including depository shares, and Common Stock at an aggregate initial offering price not to exceed $225 million (net of prior issuances) and another effective shelf registration pursuant to which up to $200 million of capital securities (guaranteed preferred beneficial interests in the Company's subordinated debentures) is available for issuance.

         The holders of the Common Stock are entitled to receive, ratably, such dividends as may be declared by the Board from funds legally available therefor, provided that if any shares of Preferred Stock of the Company are at the time outstanding, the payment of dividends on Common Stock or other distributions (including purchases of Common Stock) may be subject to the declaration and payment of full cumulative dividends, and the absence of arrearages in any mandatory sinking fund, on outstanding shares of preferred stock. The holders of the outstanding shares of Common Stock are entitled to one vote for each such share on all matters presented to shareholders and are not entitled to cumulate votes for the election of directors. Upon any dissolution, liquidation or winding up of the Company resulting in a distribution of assets to the shareholders, the holders of Common Stock are entitled to receive such assets ratably according to their respective holdings after payment of all liabilities and obligations and satisfaction of the liquidation preferences of any shares of preferred stock at the time outstanding. The shares of Common Stock have no preemptive, redemption, subscription or conversion rights. Under the Company's Charter, the Board is authorized to issue authorized shares of Common Stock without further action by the shareholders. However, the Common Stock will be traded on the New York Stock Exchange, which requires shareholder approval of the issuance of additional shares of common stock in certain circumstances. The Transfer Agent for the Common Stock is Norwest Bank Minnesota, National Association.

         The Board is divided into three classes, which results in approximately 1/3 of the directors being elected each year. In addition, the Charter and the Bylaws, among other things, generally give to the Board the authority to fix the number of directors on the Board and to remove directors from and fill vacancies on the Board, other than removal for cause and the filling of vacancies created thereby which are reserved to shareholders exercising at least a majority of the voting power of all outstanding voting stock of the Company. To change these provisions of the Bylaws, other than by action of the Board, and to amend these provisions of the Charter or to adopt any provision of the Charter inconsistent with such Bylaws provisions, would require approval by the holders of at least 80% of the voting power of all outstanding voting stock. Such classification of the Board and such other provisions of the Charter and the Bylaws may have a significant effect on the ability of the shareholders of the Company to change the composition of an incumbent Board or to benefit from certain transactions which are opposed by the Board.

         The Company's Charter and its Bylaws are incorporated herein by reference.

         Shareholder Protection Rights. On September 7, 1989, the Board declared a dividend of one preferred share purchase right (the "Rights") for each share of Common Stock held of record at the close of business on September 18, 1989, or issued thereafter and prior to the Separation Time (as defined in the Shareholder Protection Rights Agreement described below). The Rights were issued pursuant to a Shareholder Protection Rights Agreement, dated as of September 7, 1989, between the Company and First Tennessee Bank National Association, as Rights Agent (the "Original Rights Agreement"). On January 21, 1997, the Company amended and restated the Original Rights Agreement in its entirety (the "Amended and Restated Rights Agreement").

         The description of the Rights contained in the Company's registration statement on Form 8-A/A, dated January 21, 1997, is incorporated herein by reference.

         The Amended and Restated Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise and as Exhibit B the terms of the Preferred Stock) is incorporated herein by reference. The description of the Rights incorporated by reference to the Company's registration statement on Form 8-A/A, dated January 21, 1997, is qualified in its entirety by reference to the Amended and Restated Rights Agreement and such exhibits thereto.

         In addition, on October 20, 1998, the Board declared a dividend payable November 12, 1998 of one right (the "1998 Rights" and together with the Rights, the "Shareholder Protection Rights") for each outstanding share of Common Stock held of record at the close of business on November 2, 1998, or issued thereafter and prior to the Separation Time (as hereinafter defined) and thereafter pursuant to options and convertible securities outstanding at the Separation Time. The 1998 Rights were issued pursuant to a Shareholder Protection Rights Agreement, dated as of October 20, 1998, between the Company and First Tennessee Bank National Association, as Rights Agent (the "1998 Rights Agreement"). The 1998 Rights Agreement is substantially identical to the Amended and Restated Rights Agreement and will not become operative until the expiration on September 18, 1999 (or upon an earlier redemption) of the existing Rights.

         The description of the 1998 Rights contained in the Company's registration statement on Form 8-A, dated October 21, 1998, is incorporated herein by reference.

         The 1998 Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise and as Exhibit B the form of Articles of Amendment designating Preferred Stock) is incorporated herein by reference. The description of the Rights incorporated by reference to the Company's registration statement on Form 8-A, dated October 21, 1998, is qualified in its entirety by reference to the 1998 Rights Agreement and such exhibits thereto.

ITEM 2.  EXHIBITS.


         (a) The following exhibits are filed as part of this registration statement:

         Exhibit No.         Description

         (1) Restated Charter of the Company, as amended (incorporated by reference to Exhibit 3(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997);

         (2) Bylaws of the Company (incorporated by reference to Exhibit 3(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999);

         (3) Amended and Restated Shareholder Protection Rights Agreement, dated as of January 21, 1997 (the "Amended and Restated Rights Agreement") (incorporated by reference to Exhibit 1 to the Company's registration statement on Form 8-A/A, dated January 21, 1997);

         (4) Form of Rights Certificate and of Election to Exercise, included as Exhibit A to the Amended and Restated Rights Agreement (Exhibit 3 hereto);

         (5) Form of Articles of Amendment Establishing Series of Shares of Participating Preferred Stock, included as Exhibit B to the Amended and Restated Rights Agreement (Exhibit 3 hereto);

         (6) Shareholder Protection Rights Agreement, dated as of October 20, 1998 (the "1998 Rights Agreement") (incorporated by reference to Exhibit 1 to the Company's registration statement on Form 8-A, dated October 21, 1998);

         (7) Form of Rights Certificate and of Election to Exercise, included in Exhibit A to the 1998 Rights Agreement (Exhibit 6 hereto); and

         (9) Form of Articles of Amendment Establishing Series of Shares of Participating Preferred Stock, included in Exhibit B to the 1998 Rights Agreement (Exhibit 7 hereto).


         (b)  The following exhibits are being filed with the New York Stock
              Exchange:

              (1)   Restated Charter of the Company, as amended;

              (2)   Bylaws of the Company;

              (3) Registration statement on Form 8-A/A, dated January 21, 1997; and

              (4)   Registration Statement on Form 8-A, dated October 21,
                    1998.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                            FIRST TENNESSEE NATIONAL CORPORATION


Date:  July 26, 1999                        By   /s/  Elbert L. Thomas, Jr.
                                              ----------------------------------
                                            Name:   Elbert L. Thomas, Jr.
                                            Title:  Executive Vice President and
                                                    Chief Financial Officer